Ultratrex Inc.

220 Orchard Road

Unit 05-02, Midpoint Orchard

Singapore 238852

Tel: +65 6235 3388

June 3, 2025

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Ms. Marion Graham

Re: Ultratrex Inc. (the “Company”)

Draft Registration Statement on Form F-1

Submitted April 22, 2025

CIK No. 0002046954

Dear Ms. Graham,

We submit this letter to the Staff of the United States Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form F-1 confidentially submitted to the Commission on April 22, 2025. On the date hereof, the Company has submitted Amendment No. 1 to the Draft Registration Statement (the “DRS/A1”). We set forth below in bold the comments in your letter relating to the Draft Registration Statement followed by our responses to the comments.

Draft Registration Statement on Form F-1 submitted April 22, 2025

Cover Page

1.	We note that you intend to list your Class A shares on the Nasdaq Capital Market and that you will be deemed a “controlled company” as defined by Nasdaq. Please disclose here whether you intend to rely on any exemptions as a “controlled company” and provide a cross-reference to a longer discussion of the effects of your “controlled company” status.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure at the cover page of the DRS/A1 and page 81 of the DRS/A1 in response to the Staff’s comment.

2.	Please revise your cover page to highlight the dual class structure of your ordinary shares, including a discussion of the corresponding voting rights of your Class A and Class B ordinary shares and the percentage of total voting power controlled by Class A and Class B holders, respectively. Also include a risk factor that discusses material risks resulting from your dual class capital structure, such as the risks that your dual class structure may render your shares ineligible for inclusion in certain stock market indices and thus adversely affect share price and liquidity.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure at the cover page of the DRS/A1 in response to the Staff’s comment. The exact percentage of total voting power controlled by Class A and Class B holders will be disclosed at a later stage when the reorganization is finalized. We have also included a risk factor at page 26 of the DRS/A1 to disclose the risk that our dual class voting structure may render our Class A Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Shares.

Special Note Regarding Forward-Looking Statements, page iv

3.	We note your disclosure that “[w]e undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.” Please revise to remove this statement disclaiming responsibility for your disclosure.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure to remove the statement “Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.”.

Prospectus Summary, page 1

4.	You state you are “one of the leading providers of environmental solutions” specializing in the manufacturing of amphibious machinery, aquatic weed harvesters and dredgers. Please provide support for this and other similar claims.

RESPONSE: We respectfully advise the Staff that we have amended our disclosure at pages 1, 33 and 55 of the DRS/A1 to clarify that it is the Company’s belief that it has established itself as one of the leading providers of environmental solutions. This belief is based on the Company’s understanding of the industry. The Company did not rely on any specific third-party rankings or reports in making this statement.

5.	You state that you have a wide customer base consisting of more than 70 customers. In order to provide more context for this statement, please revise to disclose your number of current customers as of the end of each financial period included in your filing.

RESPONSE: We respectfully advise the Staff that we have updated the number of customers at Pages 3, 61 and 63 of the DRS/A1.

Risk Factors, page 10

6.	Here you disclose that three customers accounted for 46.6% and 50.1% of the company’s trade receivable as of June 30, 2024 and June 30, 2023, respectively. On page 45, you disclose these percentages as 47.5% and 52.8%. On page F-53, you state “approximately 57% and 42% of the [company’s] trade receivables arose from four and two group of customers respectively, as of June 30, 2023 and 2024.” Please revise to reconcile any inconsistencies or advise.

RESPONSE: We respectfully advise the Staff that we have updated Page 10 and 45 to be consistency Page F-53.

7.	We note that state owned enterprises and government organizations in Indonesia accounted for 50.3% of your total trading revenue for the fiscal year ended June 30, 2024. Please consider adding a risk factor discussing any material risks resulting from this concentration of revenue from state owned enterprises and government organizations. For example, consider adding a risk factor if this type of customer is able to terminate purchase agreements without penalty.

RESPONSE: We respectfully advise the Staff that we have added a risk factor at page 10 of the DRS/A1 to disclose the risk that a significant portion of our trading revenue is derived from state-owned enterprises and government organizations in Indonesia, and any reduction in orders, delays in payment, or contract terminations by these customers could materially and adversely affect our business, financial condition, and results of operations. For the avoidance of doubt, we further advise the Staff that these customers are not permitted to terminate their purchase agreements without penalty.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Organization and Reorganization, page 35

8.	You disclose here that Salim Podiono, Halim Podiono, Nursalim Podiono, and Taslim Podiono exercise their votes as actors in concert, and act in concert in relation to all matters that require the decisions of the shareholders of the Company. Please revise to clarify whether the concert party arrangement is still in effect, whether there is a related written agreement and, if so, revise to disclose the material terms of this agreement and file it as an exhibit. To the extent this arrangement is no longer in effect, please revise to clarify whether there is currently another voting agreement or similar arrangement in place.

RESPONSE: We respectfully advise the Staff that we have updated the disclosures to further clarify regarding reorganization in F-9 Notes to the Financial Statements.

Results of Operations, page 39

9.

We note the increase in revenue was mainly due to the “increase in sales of amphibious machineries.” Please disclose how unit volumes and/or changes in selling prices contributed to the increase. Separately quantify the effects of volume and pricing changes on your results of operations, for example, from sales of the more popular models of your amphibious machinery, including mainly the smaller scale amphibious excavators. Refer to Item 303(b)(2)(iii) of Regulation S-K.

RESPONSE: We respectfully advise the Staff that we have further disclosed the number of units of amphibious excavators sold in Page 40 of the DRS/A1.

10.	We note the material increase in your gross profit margin in 2024 was “mainly due to increase in sale of spare parts.” As required by Item 5.D. of Form 20-F, please more clearly identify recent material trends in production, inventory, and selling prices and costs that had a material effect on operating results. Discuss any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your sales, profitability and income from continuing operations, or that would cause reported financial information not necessarily to be indicative of future operating results.

RESPONSE: We respectfully advise the Staff that [--].

11.

We also note you have identified multiple factors as impacting your results of operations, but no quantification of the contribution of each factor to the material changes in the various line items is provided. For instance, you attribute an increase “in changes in inventories was mainly due to higher level of inventories.” This and other material factors are not quantified. Please revise to quantify material changes in line items, including where material changes within a line items offset one another. Refer to Item 303(b) of Regulation S-K.

RESPONSE: We respectfully advise the Staff that we have expanded the discussion under “Cost of Goods Sold” in Page 41 of the DRS/A1.

Liquidity and Capital Resources, page 43

12.	Your current disclosure of cash flows from operating activities appears to repeat information presented in the statements of cash flows. Please provide a more informative discussion and analysis of cash provided and used in working capital accounts such as accounts receivable. Please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Refer to Item 5 of Form 20-F.

RESPONSE: We respectfully advise the Staff that we have expended the discussion under “Cost of Goods Sold” in Page 41 of the DRS/A1.

13.	Please revise your disclosure to be more specific concerning the sources of your liquidity for the next 12 months. Please revise to disclose an estimate of the amount of capital required to carry out your business plan, how you intend to raise this additional capital and when you intend to raise it. If you plan to issue additional equity, you should disclose your plans to do so. If you plan to incur debt obligations, you should disclose whether you have identified any potential lenders.

RESPONSE: We respectfully advise the Staff that we have updated our disclosure on Page 43 to further elaborate that the Group has undrawn committed banking facilities of approximately USD3.69 million as of June 30, 2024 to finance the working capital requirements of the Group.

Business, page 55

14.	We note your disclosure of leased property on pages 64-65. Please file all material lease agreements. See Item 601(b)(10) of Regulation S-K.

RESPONSE: We respectfully advise the Staff that the material lease agreements will be filed as exhibits 10.9 and 10.10.

Management, page 77

15.	Please revise to ensure that you have disclosed the principal occupations and employment over the last five years of each of your directors and executive officers named here.

RESPONSE: We respectfully advise the Staff that we confirm that we have disclosed the principal occupations and employment over the last five years of each of our directors and executive officers named in the section. Both Mr. Halim (executive director and chairman) and Mr. Wong (executive director and chief executive officer) have had full time roles with the Company since it commenced operations in 2008. Mr. Taslim (chief financial officer) has been serving as Director at PT. Goldindo Menawan and PT. Goldindo Perkasa, as well as Director at PT. GMI since 1996. Additionally, he has been serving as Managing Partner at PT. Maestro Indonesia since 2009.

Related Party Transactions, page 83

16.	We note here that you disclose that “[f]or the periods presented in this prospectus, we have not engaged in any related-party transactions that would be required to be disclosed under applicable SEC rules and regulations.” On page F-50, you disclose a number of significant related party transactions in the notes to your financial statements. Please tell us what consideration you gave to disclosing these related party transactions in response to 7.B of Form 20-F.

RESPONSE: We respectfully advise the Staff that we have updated our disclosures to disclose the related party transactions on Page 83 of the DRS/A1.

Tail Financing, page 103

17.	We note your disclosure that the Representatives are entitled to a cash fee equal to seven percent of the gross proceeds received by you from the sale of any equity, debt and/or equity derivative instruments to any investors actually introduced by the Underwriters to you under certain circumstances. Please revise to clarify the term of this tail financing right and whether any additional fees paid to the Representatives will impact your net proceeds from this offering.

RESPONSE: We respectfully advise the Staff that the tail financing right relates only to future financing transactions contemplated by the Company after the closing of the initial public offering, and will not impact the net proceeds of this initial public offering. We have revised our disclosure at page 103 of the DRS/A1 in response to the Staff’s comment.

Consolidated Financial Statements

Note 1. General Information

Organization and reorganization, page F-8

18.	It appears your financial statements reflect the reorganization, an event that does not appear to have been completed. In addition, the report of your independent registered public accounting firm appears to opine on the financial statements of Ultratrex Inc., an entity that was only established on August 15, 2024. Please disclose and tell us your basis of such presentation when the reorganization has not been completed, and post-reorganization financial statements have not been included.

RESPONSE: We respectfully advise the Staff that as a result of the Reorganization, the Company became the holding company for a group of companies that will be referred to as the Group. Accordingly, the consolidated financial statements have been presented using the pooling of interest method whereby the Company is shown as if it had been the holding company from the beginning of the first reporting period presented because all the companies in the Group where under common control as updated on Page F-8.

19.	Please clarify on page F-9 and elsewhere, your statement that “[t]he Concert Party entitled to one (1) vote, regardless of their respective shareholdings in the Company.”.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure on Page F-9 and 35 of the DRS/A1 in response to the Staff’s comment to accurately reflect the terms of the Acting-in-Concert Agreement signed on August 15, 2024 (the “Acting-in-Concert Agreement”).

20.

Please expand your disclosures regarding the Concert Party on page F-9 and elsewhere, where applicable, to:

● indicate if there was a contemporaneous written agreement among each of the identified shareholders to vote their shares in concert;

● if so, disclose the date of this agreement among the shareholders;

● describe how in an event of a tie differences are resolved and who decides; and

● quantify any consideration exchanged among the shareholders in connection to the formation of the Concert Party.

RESPONSE: We respectfully advise the Staff that we have revised our disclosures on Page F-9 and 35 of the DRS/A1 in response to the Staff’s comment to accurately reflect the terms of the Acting-in-Concert Agreement.

21.	We note you refer to Mr. Salim, Mr. Halim, Mr. Nursalim, and Mr. Taslim as collectively the “Concert Party.” Please clarify your disclosure and explain to us the basis for your conclusion in the last paragraph on page F-9 that the Group is common controlling PT Ultratrex Machinery Indonesia with a deemed 99% equity interest when apparently, this interest was held by Mr. Wong. Also, tell us why the disclosed subsequent transaction was not accounted for as a business combination on April 1, 2024. Provide us the terms of any contractual arrangements and reference the supporting accounting literature.

RESPONSE: We respectfully advise the Staff that the capital required for the incorporation of PT Ultratrex Machinery Indonesia (“PT UMI”) was contributed by Ultratrex Machinery Sdn. Bhd., a company under the common control of the Concert Party together with Mr. Wong. Given that the control over PT UMI was established at the time of its incorporation, PT UMI has been consolidated with Ultratrex Machinery Sdn. Bhd. from the date of incorporation. Updated on Page F-9 and 35.

22.

We note upon the completion of the offering, you will be a “controlled company” as your Executive Director, Mr. Halim will hold [—]% of your total issued and outstanding Class A Shares and 100% of our total issued and outstanding Class B Shares and will be able to exercise [—]% of the total voting power of your authorized and issued shares. Tell us how you will account for Ultratrex Inc.’s acquisition of a 100% equity interest in Ultratrex Asia Pacific Pte. Ltd, an entity previously held by Mr. Salim, Mr. Halim, Mr. Nursalim, Mr. Taslim and Mr. Wong with 20% of equity interest each, and explain the basis for your accounting. Also, explain to us why this transaction does not result in a change of control from the Concert Party collectively to Mr. Halim.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure at Page F-10 of the DRS/A1 in response to the Staff’s comment.

General

23.	Please revise the registration statement cover page to include the information required by Form F-1 for your agent for service.

RESPONSE: We respectfully advise the Staff that the agent for service will be appointed prior to public filing of the Form F-1.

24.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We respectfully advise the Staff that neither the Company nor anyone authorized to act on its behalf has engaged in any written communications, as defined in Rule 405 under the Securities Act, with potential investors in connection with this offering. Accordingly, there are no written communications to provide in response to the Staff’s comment.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., Yarona L. Yieh, or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, yly@orllp.legal or jye@orllp.legal.

Sincerely,

/s/ Wong Kok Seng
Wong Kok Seng
Chief Executive Officer